May 9, 2012

Via EDGAR

Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Gilead Sciences, Inc. Form 10-K for the Fiscal Year Ended December 31, 2011 Filed February 23, 2012 File No. 000-19731

Dear Mr. Rosenberg:

We acknowledge receipt of your comment letter dated May 3, 2012 with respect to the above referenced filing (the “Comment Letter”).

Pursuant to a telephone call with Ms. Tabatha Akins yesterday, Gilead Sciences, Inc. (“Gilead”) requested, and Ms. Akins agreed, that an extension of an additional ten business days for Gilead to respond to the Comment Letter is appropriate. As requested by Ms. Akins we are hereby submitting such request in writing and this confirms that Gilead will respond to the comments of the Staff set forth in the Comment Letter on or before May 31, 2012, which is ten business days from the date by which a response was originally requested in the Comment Letter.

If you have any questions or comments regarding the foregoing, please feel free to contact me at (650) 522-5688. Thank you for your cooperation and attention to this matter.

Very truly yours,

/s/ Robin L. Washington

Robin L. Washington

Senior Vice President and Chief Financial Officer